Exhibit 5.1
December 12, 2006
Williams Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172
Gentlemen:
     We have acted as special counsel to Williams Partners L.P., a Delaware limited partnership (the “Partnership”), in connection with the offer and sale of 8,050,000 common units representing limited partner interests in the Partnership (the “Common Units”). We refer to the registration statement on Form S-3 (No. 333-137562) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Partnership on September 22, 2006. A prospectus supplement dated December 6, 2006, which together with the base prospectus filed with the Registration Statement shall constitute the “Prospectus,” has been filed with the Commission pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended.
     As the basis for the opinion hereinafter expressed, we have examined such statutes, including the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), regulations, corporate records and documents, certificates of corporate and public officials, and other instruments and documents as we have deemed necessary or advisable for the purposes of this opinion. As to various questions of fact material to this opinion, we have relied upon statements and certificates of officers of Williams Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”). In making our examination, we have assumed that all signatures on documents examined by us are genuine, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies. Without limiting the foregoing, we have examined the Underwriting Agreement, dated December 6, 2006, by and among the Partnership, the General Partner, Williams Partners Operating LLC and Lehman Brothers Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (the “Underwriting Agreement”). We have also assumed that all Common Units will be issued and sold in the manner stated in the Prospectus and in accordance with the terms of the Underwriting Agreement.
     Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that the Common Units, when issued and delivered on behalf of the Partnership against payment therefore in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable except as described in the Prospectus.
     We express no opinion other than as to the federal laws of the United States of America and the Delaware Act.

Williams Partners L.P.
December 12, 2006

     We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Partnership, and we further consent to the reference to this firm under the caption “Legal” in the Prospectus. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC issued thereunder.

Very truly yours,
/s/ Andrews Kurth LLP